Mr Mark Webb, Legal Branch Chief Division of Corporate Finance US Securities and Exchange Commission Washington, D.C. 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

6 December 2010

Dear Mr. Webb

ABN AMRO Holding N.V.
Form 20-F for the fiscal year ended December 31, 2009, Filed March 26, 2010
File No. 001-14624
Form 20-F for the fiscal year ended December 31, 2009

Further to my telephone conversation with Mr Volley on 3 December 2010, I am writing to let you know that we now anticipate responding to your letter by Christmas.

Yours sincerely

/s/ R Kapoor
R Kapoor
Group Chief Accountant
The Royal Bank of Scotland Group plc

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB